                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.___)*


                         RUDY'S RESTAURANT GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  781278-10-6
-------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
 WILLIAM H. VAN PELT, IV, 2000 BERING DR. #150, HOUSTON, TX 77057 713-977-1591
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 MAY 19, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  781278-10-6


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Partners

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Harris County, TX
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF             450,000        shares of common stock.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY              2,537,100
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING             450,000       shares of common stock.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                 2,537,100
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,537,100      shares of common stock.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67 %

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


  PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 781278-10-6


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William H. Van Pelt, IV

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF             1,000         shares of common stock.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY              451,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING             1,000         shares of common stock.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                 451,000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  451,000        shares of common stock.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12 %

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


  IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 781278-10-6


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas M. Rudolph

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF             2,086,100     shares of common stock.

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY              2,536,100
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING             2,086,100     shares of common stock.

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                 2,536,100
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,536,100      shares of common stock.

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67 %

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


  IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This filing by Bayview Partners, William H. Van Pelt, IV, and Douglas M. Rudolph (collectively, "the Reporting Persons") relates to the common stock of Rudy's Restaurant Group, Inc. The principal executive offices of the issuer are located at 11900 Biscayne Blvd., Suite 806, Miami, FL 33181. Information regarding each of the Reporting Persons is set forth below.

ITEM 2.  IDENTITY AND BACKGROUND

The principal business of Bayview Partners, a Texas general partnership with its principal office and place of business at 2000 Bering Drive, Suite 150, Houston, TX 77057 is financial investing. The partners of Bayview Partners are William
H. Van Pelt, IV, a resident of Houston, TX, and Douglas M. Rudolph, a resident of Bal Harbour, FL. Mr. Rudolph currently serves as president, chairman, and chief executive officer of the issuer and is its largest shareholder. To the best knowledge of either of the Reporting Persons, neither Bayview Partners, nor either of its partners, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years related to securities matters. To the best knowledge of either of the Reporting Persons, neither Bayview Partners, nor either of its partners, has ever been convicted in a criminal proceeding. William H. Van Pelt, IV is the sole managing general partner of the partnership. In this capacity, Mr. Van Pelt has sole discretion over investment of assets of the partnership, as well as all distributions from the partnership to partners. The partnership has voting control over the 450,000 shares of stock. Under the terms of the partnership agreement, a majority of the partners can remove the managing general partner and replace him with an independent investment advisor.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

At formation of Bayview Partners, Douglas M. Rudolph contributed to Bayview Partners two notes receivable from Bright Star Holding, Inc., issued in 1986. These notes were collateralized by 450,000 shares of common stock of the issuer. On May 19, 1997, Bayview Partners foreclosed on the collateral securing the two notes and Bayview Partners thereby took possession of the 450,000 shares of common stock.

ITEM 4.  PURPOSE OF TRANSACTION

On May 19, 1997, Bayview Partners foreclosed on 450,000 shares of Rudy's Restaurant Group, Inc. common stock which were being held as collateral to secure two notes receivable held by the partnership. Upon transfer of the collateral to Bayview Partners, Bayview Partners became owner of 12% of the issuer's outstanding shares. Bayview Partners presently intends to hold these shares for investment purposes. Bayview Partners has no present plans or proposals which would in any way affect the issuer or the composition or nature of its common stock or policies and procedures. Except as otherwise stated herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. Effective control of the company already resided with Douglas M. Rudolph by virtue of his individual ownership of 55% of the issuer's outstanding shares. Acquisition of shares by Bayview Partners does not alter Mr. Rudolph's effective control.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Bayview Partners owns 450,000 shares, or 12%, of the common stock of the issuer and has sole voting and dispositive power over those shares. William H. Van Pelt, IV is the managing general partner of the partnership. Under the terms of the partnership agreement, a majority of the partners can remove the acting managing general partner and replace him with an independent investment advisor. Douglas M. Rudolph owns a majority interest in Bayview Partners. Douglas M. Rudolph, individually, owns and has sole voting and dispositive power over 2,086,100 shares, or 55%, of the common stock of the issuer, and may be deemed beneficial owner of the 450,000 shares owned by Bayview Partners. Mr. Van Pelt, individually, owns and has sole voting and dispositive power over 1,000 shares, or 3/100% (three one-hundredths of one percent), purchased on February 28, 1996 in an open market transaction, of the common stock of the issuer, and may be deemed a beneficial owner of the 450,000 shares owned by Bayview Partners. Accordingly, solely for purposes of reporting beneficial ownership pursuant to
Section 13(d) under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons is deemed to be the beneficial owner of the 450,000 shares held by Bayview Partners.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship with any person with respect to the securities of the issuer. William H. Van Pelt, IV and Douglas M. Rudolph are partners in Bayview Partners, a Texas general partnership, and own 1% and 99% interests in the partnership respectively. William H. Van Pelt, IV is the managing general partner of the partnership. Under the terms of the partnership agreement, a majority of the partners can remove the acting managing general partner and replace him with an independent investment advisor. Bayview Partners presently intends to hold these shares for investment purposes.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.) Joint filing agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 1997                        Bayview Partners

                                           By:
                                                -------------------------------
                                                William H. Van Pelt, IV
                                                Managing General Partner



                                                -------------------------------
                                                William H. Van Pelt, IV



                                                -------------------------------
                                                Douglas M. Rudolph

                                 EXHIBITS INDEX


EXHIBIT
NUMBER        EXHIBIT DESCRIPTION
-------       -------------------

   1.         Joint filing agreement